Item 77C

American Independence International Alpha Strategies Fund
Vote Tabulation Summary
Record Dates eptember 9, 2012
Meeting Date December 19, 2012

A Special meeting of shareholders of the International
Alpha Strategies Fund was held on October 30, 2012 and adjourned on November 30, 2012 and December 19, 2012 to approve the following proposal

Proposal 1  To approve the change in Investment Objective of the Fund from to maximize investors total return through capital appreciation and current income as is consistent with liquidity and safety of principal to long term capital appreciation.


Record Date SharesShares Voted
  1,855,200             939,613
In FavorAgainstAbstain          697,842      67,231      174,540